Exhibit 12.1
Ratio of Earnings to Fixed Charges (unaudited) (in thousands)

	Successor				Predecessor
				January 13	January 1
	Year Ended	Year Ended	Year Ended	through	through	Year Ended
	December 31,	December 31,	December 31,	December 31,	January 12,	December 31,
	2014	2013	2012	2011	2011	2010
Net (loss) income	$(46,300)	$(40,295)	$(195)	$(19,669)	$(30,767)	$92,619
(Benefit from) provision for income taxes	(25,093)	(4,328)	(7,889)	(16,926)	(13,664)	52,728
(Loss) income before (benefit from) provision for income taxes	(71,393)	(44,623)	(8,084)	(36,595)	(44,431)	145,347
Fixed charges:
Interest expense	110,724	113,079	94,298	105,549	803	25,422
Amortization of deferred debt issuance costs and original issue discount	12,512	12,577	14,406	7,447	56	1,715
Estimated interest factor on operating leases	2,329	1,854	1,992	1,936	75	1,746
Total fixed charges	125,565	127,510	110,696	114,932	934	28,883
Earnings:
(Loss) income from continuing operations before income taxes	(71,393)	(44,623)	(8,084)	(36,595)	(44,431)	145,347
Fixed charges	125,565	127,510	110,696	114,932	934	28,883
Total earnings	$54,172	$82,887	$102,612	$78,337	$(43,497)	$174,230
Ratio of earnings to fixed charges	— (1)	— (1)	— (1)	— (1)	— (1)	6.03

(1)
Earnings consist of (loss) income from continuing operations before income taxes. Fixed charges consist of interest on borrowings, amortization of deferred debt issuance costs and original issue discount and an estimated interest factor on operating leases. For the years ended December 31, 2014, 2013 and 2012, earnings were insufficient to cover fixed charges by $71,393, $44,623 and $8,084, respectively. For the periods from January 13, 2011 through December 31, 2011 and January 1, 2011 through January 12, 2011, earnings were insufficient to cover fixed charges by $36,595 and $44,431, respectively.